Exhibit 99.3



02/CAT/11

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST Monday 11 March 2002

For Further Information Contact:
Cambridge Antibody Technology            Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                Tel: +44 (0) 20 7950 2800
David Chiswell, Chief Executive Officer  Kevin Smith
John Aston, Finance Director             Graham Herring
Rowena Gardner, Head of Corporate
Communications
                                        BMC Communications/The Trout Group (USA)
                                        Tel: 001 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext.15 (investors)


COURT ISSUES FORMAL RULING CONFIRMING
DECISION ON GRIFFITHS PATENT

Melbourn, UK... On 24 December 2001 Cambridge Antibody Technology ("CAT" LSE:
CAT; NASDAQ: CATG) announced that the Judge in the District Court of Washington DC had issued a ruling that he intended to rule that MorphoSys does not infringe the Griffiths patent (US 5,885,793), unless persuaded that there is a genuine issue as to any material fact which would require the matter to be retried before a jury. The Judge has now confirmed that ruling principally because of the way the MorphoSys library is "derived."

The Judge stated in his written opinion that the dispute should be brought to a close in order that "the parties may have the appellate review that is so clearly indicated in this case". CAT will appeal to the Federal Circuit. The appeal process is expected to take about a year.

Dr David Chiswell, CEO at CAT, said "CAT disagrees with the Court's interpretation of the "derived from" issue and is confident that there are strong grounds for Appeal. In addition to the Griffiths patent CAT is asserting a number of other patents against MorphoSys in court actions in Europe and the USA."

                                            -ENDS-
Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has an extensive phage antibody library, currently incorporating more than 100 billion distinct antibodies. This library forms the basis for the company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.


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Background to CAT's patent portfolio
o CAT's patent portfolio includes about 30 families of patents, covering both technologies and products. CAT's core commercial technology is covered by three main families of patents.
o CAT and the MRC were awarded the US `Griffiths' patent in March 1999 (the patent is co-owned).
o The Griffiths patent relates to methods of isolating specific antibodies to human self-antigens from phage display libraries and to antibodies produced by these methods.
o In April 1999 MorphoSys filed a `declaratory judgement action' in the US District Court of Washington DC, asking the Court to declare that the CAT's patent is invalid, and/or declare that it does not infringe the patent. CAT counter-claimed against MorphoSys for infringement.
o Infringement litigation against MorphoSys is pending in the same Court in respect of CAT's US "McCafferty" patent, US 5,969, 108. The Court has set a trial date of 17 February 2003.
o Infringement litigation against MorphoSys is pending in the US, in respect of CAT's `Winter II' patent, granted on 19 June 2001 and licensed to CAT.
o Infringement litigation against MorphoSys is pending in the US in respect of two of the Winter/Huse/Lerner patents granted on 18 September 2001.

Medical Research Council (MRC)
o The MRC is the Medical Research Council of Great Britain. The MRC owns some of the patent rights within CAT's patent portfolio either wholly or jointly with CAT, which they have licensed to CAT under an agreement dated 7 January 1997.

         Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.